FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 16, 2005

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12
Moscow 123610
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SOUTHERN URALS NICKEL PLANT ELECTS ACTING GENERAL DIRECTOR

Orsk, Russia – March 16, 2005  – The Board of Directors of Southern Urals Nickel Plant OAO, a subsidiary of Mechel, has appointed Gennady Ovchinnikov as acting General Director.

Biography:

April 2004 - March 2005 – Leading Specialist, Technical Department of Mechel OAO.

2001-2004 – Head of Concentration and Agglomeration Department, Head of Mining Technology Section, Zapsib OAO (West-Siberian Integrated Metallurgical Works).

1974-2001 – Various operational and executive positions at the Sintering Plant of Kuznetsk Integrated Metallurgical Works OAO, including positions of the Chief Engineer, Plant Manager, Head of the Scientific and Technical Information Department, and Head of the Marketing Department.

Gennady Ovchinnikov holds a master’s degree in Mining Engineering and Technologies from the Magnitogorsk Institute of Mining and Metallurgy; and a Doctorate in Technical Sciences from the Moscow State Institute of Steel and Alloys.

***

Mechel OAO
Irina Ostryakova
Director of Communications
Phone: 7-095-258-18-28
Fax: 7-095-258-18-38
irina.ostryakova@mechel.com

***

Mechel is a Russian metals and mining company, uniting producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel Steel Group, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel Steel Group files from time to time with the U.S. Securities and Exchange

Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

MECHEL DEVELOPS ITS COOPERATION WITH THE REPUBLIC OF KARELIA

Moscow, Russia – March 15, 2005 – Mechel (NYSE: MTL) announces signing of a new cooperation agreement with the Republic of Karelia, where its Vyartsilya Metal Products Plant is located.

Mechel’s Chairman of the Board Igor Zyuzin met yesterday with the Governor of the Republic of Karelia, Sergey Katanandov. The new agreement will develop the existing partnership between Mechel and the Republic of Karelia and provide further growth of the economic potential of Vyartsilya Metal Products Plant, increasing its efficiency and the implementation of social programs.

Both parties expressed their mutual satisfaction with the results of cooperation achieved since 2002, when the previous cooperation agreement was signed. Both parties noted their interaction in restoration of Vyartsilya Metal Products Plant that experienced a fire last December. Production was completely resumed at the plant in mid-January, and pre-fire production volumes were reached this month.

Vyartsilya Metal Products Plant is one of  Mechel’s primary hardware producers. Along with Vyartsilya Metal Products Plant, hardware products are also manufactured at Beloretsk Metallurgical Plant, Izhstal, Mechel Campia Turzii, Mechel Targoviste, and Mechel Nemunas. Mechel’s consolidated hardware output in 2004 totaled 592.7 thousand tons, an increase of 27.1% over 2003.

***

Mechel Steel Group OAO
Irina Ostryakova
Director of Communications
Phone: 7-095-258-18-28
Fax: 7-095-258-18-38
irina.ostryakova@mechel.com

***

Mechel Steel Group is a Russian metals and mining company, uniting producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel. Mechel Steel Group products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel Steel Group, as defined in the safe harbor provisions of the

U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel Steel Group files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

		By:	Vladimir Iorich

		Name:	Vladimir Iorich

		Title:	CEO

Date:	March 16, 2005